Filed Pursuant to Rule 424(b)(3)
Registration No. 333-256129

SUPPLEMENT, DATED AUGUST 17, 2021, TO

PROXY STATEMENT FOR SPECIAL MEETING OF

LGL SYSTEMS ACQUISITION CORP.

PROSPECTUS FOR UP TO 86,340,000 SHARES OF COMMON STOCK

This supplement is being mailed to the stockholders of LGL Systems Acquisition Corp. (“LGL”) who are eligible to vote at the special meeting of stockholders of LGL to be held on August 26, 2021 (the “Special Meeting”) and supplements the information contained in LGL’s proxy statement/prospectus statement dated August 6, 2021 (the “proxy statement/prospectus”). Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the proxy statement/prospectus.

At the Special Meeting, stockholders will be asked to approve, among other things, a business combination transaction involving LGL and IronNet Cybersecurity, Inc., (“IronNet”). The purpose of this supplement is clarify that, with respect to sub-proposal 2b (Authorized Share Charter Amendment) within Proposal No. 2 (the “Authorized Share Charter Amendment”), the holders of LGL’s Class A common stock have a separate class vote.

This supplement contains certain clarifications and additions to the disclosures in the sections of the proxy statement/prospectus entitled, “Summary of the Proxy Statement/Prospectus—Quorum and Vote of LGL Stockholders,” “Proposal No. 2—The LGL Charter Proposals—Vote Required for Approval” as set forth under the caption “Revised Disclosure” below (the “Revised Disclosure”). The Revised Disclosure does not modify the terms of the Merger or any of the proposals to be voted on at the Special Meeting, and LGL’s board of directors continues to recommend that stockholders vote “FOR” each of the proposals contained in the proxy statement/prospectus.

This supplement, which forms part of a registration statement on Form S-4 filed by LGL with the SEC, constitutes a supplement to the prospectus of LGL for purposes of the Securities Act of 1933, as amended, with respect to the LGL common stock to be issued in connection with the Merger. This supplement also constitutes a supplement to the proxy statement of LGL for purposes of the Securities Exchange Act of 1934, as amended. You should not assume that the information contained in this document is accurate as of any date other than August 17, 2021, the date of this supplement.

To the extent the information in this supplement differs from or updates the information contained in the proxy statement/prospectus, the information in this supplement governs.

REVISED DISCLOSURE

Revisions to section of the proxy statement/prospectus titled, “Summary of the Proxy Statement/Prospectus—Quorum and Vote of LGL Stockholders”

LGL is amending the second bullet point on page 19 of the proxy statement/prospectus in the section titled “Quorum and Vote of LGL Stockholders” as follows (revised or added text underlined):

•

The approval of each of the LGL charter proposals (other than the Authorized Share Charter Amendment) will require the affirmative vote of the holders of a majority of the outstanding shares of LGL common stock (voting together as a single class) on the LGL Record Date and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock on the LGL Record Date. The approval of the Authorized Share Charter Amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock on the LGL Record Date and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock on the LGL Record Date.

LGL is replacing the third paragraph and the table below it on page 20 of the proxy statement/prospectus in the section titled “Quorum and Vote of LGL Stockholders” with the following (revised or added text underlined):

The table below shows the calculation of the remaining number of votes needed to vote in favor of each of the LGL charter proposals (other than the Authorized Share Charter Amendment) for such proposals to be approved, in light of the fact that the Founder Shares (i.e., the Class B common stock) will be voted in favor of each of these proposals.

Calculation of Remaining Number of Votes Needed to Approve the LGL Charter Proposals,

Other than the Authorized Share Charter Amendment

Total Votes Required to Approve	Founder Shares Voting in Favor	Remaining Number of Votes Needed
10,781,251	4,312,500	6,468,751

The Authorized Share Charter Amendment requires a separate class vote of each of the holders of Class A common stock and the holders of Class B common stock. The affirmative vote of the holders of a majority of the outstanding shares of Class A common stock on the LGL Record Date (or 8,625,001 shares of Class A common stock) and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock on the LGL Record Date will be required to approve the Authorized Share Charter Amendment. The Founder Shares (i.e., the Class B common stock) will be voted in favor of Authorized Share Charter Amendment.

Revisions to section of the proxy statement/prospectus titled, “Proposal No. 2—The LGL Charter Proposals—Vote Required for Approval”

LGL is amending the second paragraph under the heading “Vote Required for Approval” on page 145 of the proxy statement/prospectus as follows (revised or added text underlined):

Each of the six separate LGL charter proposals described above needs to be approved in order for the LGL charter proposals to be considered to have been approved. The approval of each of the LGL charter proposals (other than the Authorized Share Charter Amendment) will require the affirmative vote of the holders of a majority of the outstanding shares of LGL common stock (voting together as a single class) on the LGL Record Date and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock on the LGL Record Date. The approval of the Authorized Share Charter Amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock on the LGL Record Date and the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock on the LGL Record Date. Failure to submit a proxy or to vote at the LGL special meeting, an abstention from voting or a broker non-vote will have the same effect as a vote against each of the LGL charter proposals.

ADDITIONAL INFORMATON

You do not have to take any action if you have previously voted your shares on the proposals in the proxy statement prospectus and do not wish to change your vote. If you have already voted or given your proxy and wish to change your vote, you should follow the procedures described in the proxy statement/prospectus or your voting instruction form. If you have not already voted, LGL urges you to vote by proxy or voting instruction form, even if you plan to attend the Special Meeting.

Your vote is important. LGL urges you to provide voting instructions on all the proposals in the proxy statement/prospectus to the organization that holds your shares to ensure that your shares will be represented at the Special Meeting.

LGL urges you to carefully read this supplement together with the proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 36 of the proxy statement/prospectus. If you would like additional copies, without charge, of this supplement or the proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact LGL’s proxy solicitor:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200 (banks and brokers can call collect at (203) 658-9400)

Email: DFNS.info@investor.morrowsodali.com

Neither the SEC nor any state securities commission has passed upon the adequacy or accuracy of the accompanying supplement or the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense.